BB 12/23 8-33639

SI 03052258 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

RECEIVED NOV 28 2003 SEC MAIL PROCESSING WASH. D.C. 208 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Monterey Bay Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Seascape Village
(No. and Street)

Aptos	California	95003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Doolittle (831) 688-0700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Doolittle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monterey Bay Securities, Inc., as of September 30, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of CALIFORNIA
County of SANTA CRUZ
Subscribed and sworn (or affirmed) to before me this 27th day of OCTOBER, 2003

Notary Public

Signature

PRESIDENT
Title


DENNIS BOL
Commission # 1434222
Notary Public - California
Santa Cruz County
My Comm. Expires Aug 9, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 28 2003
WASH., D.C.
208
SECTION

Monterey Bay Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2003

No Match

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Monterey Bay Securities, Inc.

I have audited the accompanying statement of financial condition of Monterey Bay Securities, Inc. as of September 30, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monterey Bay Securities, Inc. as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 28, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Monterey Bay Securities, Inc.
Statements of Financial Condition
September 30, 2003

Assets

Cash	$ 19,072
Accounts receivable	974
Total assets	$ 20,046

Liabilities & Stockholder's Equity

Liabilities	
Commissions and accounts payable	$ 116
Income taxes payable	5,600
Total liabilities	5,716
Commitments and contingencies	-
Stockholder's equity	
Common stock, no par value, 1,000 shares authorized, 200 issued and outstanding	10,000
Additional paid-in capital	9,326
Accumulated deficit	(4,996)
Total stockholder's equity	14,330
Total liabilities & stockholder's equity	$ 20,046

The accompanying notes are an integral part of these financial statements.

Monterey Bay Securities, Inc.
Statement of Operations
For the Year Ended September 30, 2003

Revenues	
Commissions	$ 151,154
Interest	96
Total revenue	151,250
Expenses	
Commissions	147,990
Consulting and other professional fees	2,625
Other expenses	2,842
Total expenses	153,457
Loss before income tax provision	(2,207)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net loss	$ (3,007)

The accompanying notes are an integral part of these financial statements.

Monterey Bay Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2003

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance, at September 30, 2002	$ 10,000	$ 9,326	$ (1,989)	$ 17,337
Net income (loss)	-	-	(3,007)	(3,007)
Balance, at September 30, 2003	$ 10,000	$ 9,326	$ (4,996)	$ 14,330

The accompanying notes are an integral part of these financial statements.

Monterey Bay Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flow from operating activities		
Net income (loss)		$ (3,007)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 202	
(Decrease) increase in:		
Accounts payable	(55)	
Income taxes payable	2,400	
Commissions payable	(1,276)	
Total adjustments		1,271
Net cash used by operating activities		(1,736)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(1,736)
Cash at the beginning of the year		20,808
Cash at the end of the year		$ 19,072

Supplemental disclosure of cash flow information

Cash paid during the period ended September 30, 2003	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Monterey Bay Securities, Inc.
Notes to Financial Statements
September 30, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Monterey Bay Securities, Inc. (the "Company") was formed on January 31, 1985 and commenced operations on May 1, 1985 in the business of securities brokerage and investment counseling. The Company is 100% owned by Kenneth Doolittle. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

The Company has about two hundred (200) clients primarily located in the Santa Cruz area. There is no one client that comprised any material revenue source for the Company.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences results principally from preparing income tax returns on the cash method and financial statements on the accrual method.

Securities transactions are recorded on a settlement date basis.

Trade receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 2: INCOME TAXES

The tax provision consists of the minimum $800 California Franchise Tax. No Federal tax provision has been recorded, as the Company incurred a loss for the year ended September 30, 2003. The Company has elected to carry forward the loss to offset future taxable income. The loss incurred for the year ended September 30, 2003 can be carried forward until it expires at September 30, 2022. The Company has other prior year net operating loss carry (NOL) forwards. The State's NOL will expire by September 30, 2006.

The Company has certain deferred tax assets related to the net operating loss carryforward. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforward. The Company has determined that it is more likely than not that the deferred tax asset may not be realizable. Therefore, a 100% valuation allowance has been recorded.

Note 3: RELATED PARTY TRANSACTIONS

The Company has a service contract with Monterey Bay Investment Corporation (the "Corporation"), a company wholly owned by the sole stockholder of Monterey Bay Securities, Inc.. The service contract requires the Company to pay the Corporation for office space, equipment rents and management services on a month by month basis. Current year payments to the sole stockholder were $30,500. There are no amounts due under the contract as of September 30, 2003.

Note 4: COMMITMENTS AND CONTINGENCIES

Certain payments were made to an individual in the year that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

The company have not filed state tax returns for the years end September, 30 1997, 1998, 1999, 2000, 2001, and 2002. The company does not believe that this matter will have a material adverse effect on the Company's financial position or results of its operation. These financial statements do not reflect any adjustments due to this matter.

Note 5: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2003, the Company had net capital of $14,330, which was $9,330 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,716) to net capital was .40 to 1, which is less than the 15 to 1 maximum ratio allowed.

Monterey Bay Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2003

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid-in capital	9,326	
Accumulated deficit	(4,996)	
Total stockholder's equity		$ 14,330
Less:		
Non allowable assets		
Net adjustments		-
Net Capital		14,330
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 381	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 9,330
Percentage of aggregate indebtedness to net capital	0.40:1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

Monterey Bay Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2003

A computation of reserve requirement is not applicable to Monterey Bay Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Monterey Bay Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2003

Information relating to possession or control requirements is not applicable to Monterey Bay Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Monterey Bay Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Monterey Bay Securities, Inc.

In planning and performing my audit of the financial statements of Monterey Bay Securities, Inc. (the Company), for the year ended September 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Monterey Bay Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 28, 2003